FORTRESS BIOTECH, INC.

2 Gansevoort Street, 9th Floor

New York, New York 10014

November 18, 2020

Securities and Exchange Commission

Department of Corporation Finance

Washington, D.C. 20549

Attn: Chris Edwards

Via:	EDGAR Submission

Re:	Fortress Biotech, Inc.
Registration Statement on Form S-3
Filed November 9, 2020
File No. 333-249983

Ladies and Gentlemen:

Fortress Biotech, Inc. (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:05 p.m. (ET) on November 20, 2020, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or comments at (781) 652-4500. Thank you for your assistance with this filing.

Sincerely,

/s/ Lindsay A. Rosenwald, M.D.
Lindsay A. Rosenwald, M.D.
Chairman of the Board of Directors, President and Chief Executive Officer